Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Viveon Health Acquisition Corp. (the “Company”) on Form S-1 MEF pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated September 10, 2020, except for Note 8 as to which date is December 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Viveon Health Acquisition Corp. as of August 28, 2020 and for the period from August 7, 2020 (inception) through August 28, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251112), of Viveon Health Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

December 22, 2020